RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

August 7, 2007

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Tracie Towner

Re:	RAM Energy Resources, Inc.
Form 10-K for the Fiscal Year Ended December

31, 2006

Filed on April 2, 2007

File No. 000-50682

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of July 17, 2007 regarding the annual report on Form 10-K of RAM Energy Resources, Inc. (the “Company”) for its fiscal year ended December 31, 2006. With respect to the comments, you are advised as follows:

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Consolidated Financial Data, page 30

1.

We note your disclosure under this heading, and similar disclosure in Note 1, stating that your merger was accounted for using the purchase method of accounting as a reverse merger recapitalization. In accounting for a reverse merger recapitalization, the purchase methodology is not applicable, as this is utilized for business acquisitions using fair value accounting, rather a capitalization should be accounted for at historical cost. Please confirm that the historical cost of the net liabilities you acquired in the reverse merger transaction amounted to $422,000, as reported in your statements of stockholders’ deficit, and revise your disclosures as necessary to clarify your accounting treatment.

We confirm that $422,000 was the historical cost of the liabilities acquired, net of cash acquired. In our amended Form 10-K, the consolidated statements of stockholders’ deficit will be restated to include a line item with this description.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

2.

We read your response to prior comment one indicating that the decrease in your average daily production in 2006 compared to 2005 is the result of a 4% decrease in your interest in the Boonsville shallow gas area and a 4% decrease due to weather downtime and normal production declines. However, it remains unclear how the total decrease of 8% in your average daily production reconciles to your disclosure of a 5% decrease in oil production, a 16% decrease in NGL production, and a 12% decrease in natural gas production. Please expand your disclosure to explain and reconcile the relationship between these percentages and to include disclosure of the 4% decrease in production due to weather downtime and normal production declines, as indicated in your response.

For the year ended December 31, 2006, the Company’s oil production decreased by 5%, its NGL production decreased by 16%, natural gas production decreased by 12%, and its average daily production decreased by 8%, compared to the year ended December 31, 2005.  A reversionary interest burdening the Company’s properties in its Boonsville shallow gas area vested in September 2005 and, accordingly, reduced its interest in the related properties.  This interest represented 136 Boe per day in 2005, or 4% of average daily production in 2006.  The vesting of this reversionary interest caused a 4% decrease in average daily production in 2006.  The remaining 4% decrease in average daily production resulted from weather-related downtime, and natural declines in production.

Financial Statements, page 44

Note A – Summary of Significant Accounting Policies, Organization and Basis of Presentation

Note 1 – Nature of Operations and Organization, page 51

3.

We reviewed your proposed revisions to the statements of stockholders’ deficit, and noted your preference to revise these statements prospectively, including the resultant effects the changes had on earnings per share presented in your statements of operations. However, we are unable to concur with your preference, considering the magnitude of the effect the change in weighted average shares outstanding had on your reported earnings per share each year. Accordingly, please amend your filing to correct your statements of stockholders’ deficit, and the corresponding changes to reported earnings per share.

We will incorporate these changes in our amended Form 10-K.

Note 5 – Natural Gas Sales and Gas Imbalances, page 52

4.

We read your response to prior comment four indicating the asset values of your natural gas under-produced positions in 2006 and 2005 are classified as non-current assets, since they typically take more than one year to settle. Please expand your disclosure to discuss the reasons why these positions do not typically settle during the current period.

In our amended Form 10-K, we will add the following sentence to Note 5: “Natural gas imbalances are normally settled at the end of the productive life of the underlying property, which is expected to be after December 31, 2007.”

Note O – Share-Based Compensation, page 66

5.

We read your response to prior comment six in which you proposed revised disclosures to comply with SFAS 123(R) for your long-term incentive plan. We also understand that you wish to include the proposed information in future filings. However, we continue to believe you should amend your filing to include the disclosures required by paragraphs 64 and 65 and paragraphs A240 and A241 of SFAS 123(R), as applicable, to comply with GAAP. Also, in addition to the proposed information provided in your response, please ensure that you include the aggregate intrinsic value of options outstanding and currently exercisable as of the balance sheet date, as required by part (d) of paragraph A240, and disclose the method and assumptions used to estimate the fair value of stock options under your share-based payment arrangements, as required by part (e) of paragraph A240.

In our amended Form 10-K, we will add the following sentence to the revised disclosure: “At December 31, 2006, the Company had no outstanding options”.

Very truly yours,

RAM Energy Resources, Inc.

By	/s/ John M. Longmire

John M. Longmire,

Senior Vice President and Chief Financial Officer